CUSAC GOLD MINES LTD (THE “COMPANY”)

ACKNOWLEGEMENT

The undersigned acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

DATED this 1st day of May, 2006.

CUSAC GOLD MINES LTD.

Per:

/s/ David Brett

David Brett

President and Chief Executive Officer